Exhibit 1

RECENT DEVELOPMENTS

The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2009. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

Form of Government

In the congressional election held on July 5, 2009, all of the seats in the Chamber of Deputies were up for election. The members of the Senate were elected on July 2, 2006. The following table provides the current distribution of congressional seats, reflecting the post-election changes in the party affiliations of certain senators and deputies.

Party Representation in the Mexican Congress
	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
National Action Party	50	39.1%	141	28.2%
Institutional Revolutionary Party	33	25.8	240	48.0
Democratic Revolution Party	25	19.5	68	13.6
Ecological Green Party of Mexico	6	4.7	21	4.2
Convergence Party	6	4.7	8	1.6
Labor Party	5	3.9	13	2.6
New Alliance	0	0.0	7	1.4
Unaffiliated	3	2.3	2	0.4

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

Source: Senate and Chamber of Deputies.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) increased by 4.6% in real terms during the first three months of 2011 as compared to the first three months of 2010. During the first three months of 2011, the agriculture, forestry, fishing and hunting sector increased by 1.2%; the utilities sector increased by 8.6%; the construction sector increased by 4.9%; the manufacturing sector increased by 7.4%; the wholesale and retail trade sector increased by 9.5%; the transportation and warehousing sector increased by 3.8%; the information sector increased by 7.7%; the finance and insurance sector increased by 2.6%; the real estate, rental and leasing sector increased by 2.1%; the professional, scientific and technical services sector increased by 6.9%; the management of companies and enterprises sector increased by 3.5%; the administrative support, waste management and remediation services sector increased by 3.8%; the education services sector increased by 1.6%; the health care and social assistance sector increased by 0.2%; the arts, entertainment and recreation sector increased by 4.5%; the accommodation and food services sector increased by 0.8%; the other services (except public administration) sector increased by 2.9% and the public administration sector increased by 0.7%, each in real terms as compared to the first three months of 2010. The mining sector decreased by 2.5% in real terms during the first three months of 2011, as compared to the same period of 2010.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector(1)

	000,000	000,000	000,000	000,000	000,000	000,000
	2006	2007	2008	2009	2010	First Three Months of 2011(2)
GDP (constant 2003 prices)	5.2%	3.3%	1.5%	(6.1)%	5.5%	4.6%
Primary Activities:
Agriculture, forestry, fishing and hunting	6.3	2.3	1.2	(2.0)	5.7	1.2
Secondary Activities:
Mining	1.4	(0.2)	(1.5)	(2.4)	2.4	(2.5)
Utilities	12.2	3.7	(2.3)	2.0	2.4	8.6
Construction	7.8	4.4	3.1	(6.4)	0.0	4.9
Manufacturing	5.9	1.7	(0.7)	(9.8)	9.9	7.4
Tertiary activities:
Wholesale and retail trade	6.5	5.0	2.1	(14.1)	13.3	9.5
Transportation and warehousing	5.8	3.7	0.0	(6.5)	6.4	3.8
Information	10.7	11.6	8.0	0.8	5.6	7.7
Finance and insurance	16.3	13.9	15.5	(6.6)	2.8	2.6
Real estate, rental and leasing	4.1	3.1	3.0	(1.0)	1.7	2.1
Professional, scientific and technical services	3.0	3.1	3.0	(5.1)	(3.0)	6.9
Management of companies and enterprises	20.1	(3.0)	14.0	(8.1)	2.0	3.5
Administrative support, waste management and remediation services	3.7	3.1	1.6	(4.8)	1.4	3.8
Education services	0.1	1.9	0.8	0.5	3.0	1.6
Health care and social assistance	7.8	2.5	(1.5)	0.8	(1.7)	0.2
Arts, entertainment and recreation	2.3	3.1	1.5	(4.6)	1.9	4.5
Accommodation and food services	1.6	2.6	0.9	(7.7)	3.8	0.8
Other services (except public administration)	3.3	3.9	0.7	(0.7)	0.6	2.9
Public administration	0.1	1.7	1.2	4.6	4.4	0.7

Note:	Numbers may not total due to rounding.
(1)	Preliminary. These figures are subject to periodic revision.
(2)	First three months of 2011 as compared to the same period of 2010.
Source:	National Institute of Statistics, Geography and Informatics.

Prices and Wages

For 2010, inflation (as measured by the change in the national consumer price index) was 4.4%, 0.8 percentage points higher than in 2009.

During the first six months of 2011, inflation was 0.3%, 1.1 percentage points lower than for the same period of 2010.

Unemployment Rate

At June 30, 2011, the unemployment rate was 5.4%, as compared to an unemployment rate of 4.9% at December 31, 2010.

Interest Rates

During the first seven months of 2011, interest rates on 28-day Cetes averaged 4.2% and interest rates on 91-day Cetes averaged 4.4%, as compared to average rates on 28-day Cetes of 4.5% and on 91-day Cetes of 4.6% during the same period of 2010. On August 4, 2011, the 28-day Cetes rate was 4.0% and the 91-day Cetes rate was 4.2%.

Principal Sectors of the Economy

Petroleum and Petrochemicals

Based on the preliminary, unaudited interim financial information of PEMEX for the six-month period ended June 30, 2011, PEMEX’s total sales revenues increased by 20.1%, from Ps. 621.4 billion during the first six months of 2010 to Ps. 746.0 billion in the first six months of 2011. This increase resulted primarily from higher crude oil and petroleum product prices and increased volume of crude oil exports. “PEMEX” refers to Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies.

Domestic sales increased by 11.6% in the first six months of 2011, from Ps. 336.4 billion in the first six months of 2010 to Ps. 375.5 billion in 2011, primarily due to increased sales of petroleum products and petrochemicals, which were partially offset by a 7.9% decrease in natural gas sales. Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 30.2% in peso terms in the first six months of 2011, from Ps. 282.4 billion in the first six months of 2010 to Ps. 367.8 billion in the first six months of 2011, primarily as a result of higher crude oil prices and a greater volume of crude oil exports.

In the first six months of 2011, PEMEX reported net income of Ps. 13.3 billion from Ps. 746.0 billion in net sales, as compared to a net loss of Ps. 18.7 billion from Ps. 621.4 billion in net sales in the first six months of 2010. This was due primarily to higher sales prices, an increase in the volume of crude oil exports and an increase in other revenues, net, as well as a decrease in general expenses.

Tourism Sector

During the first five months of 2011, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $5.2 billion, representing a 5.9% decrease as compared to the same period of 2010. Revenues from tourists to the interior of Mexico (as opposed to border cities) totaled U.S. $4.2 billion during the first five months of 2011, a 5.9% decrease as compared to the same period of 2010. The number of tourists to the interior of Mexico during the first five months of 2011 totaled 5.5 million, a 3.6% decrease as compared to the same period of 2010. The average expenditure per tourist to the interior of Mexico during the first five months of 2011 decreased by 2.2% to U.S. $752.0, as compared to the same period of 2010. During the first five months of 2011, expenditures by Mexican tourists abroad amounted to U.S. $1.8 billion, a 10.8% increase as compared to the same period of 2010, while expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $3.0 billion. The tourism balance recorded a surplus of U.S. $2.2 billion during the first five months of 2011, a decrease of 20.6% from the U.S. $2.8 billion surplus recorded during the same period in 2010.

Financial System

Central Bank and Monetary Policy

During the first six months of 2011, the M1 money supply increased by 11.1% in real terms, as compared with the same period of 2010. This increase was driven by higher amounts of bills and coins held by the public and checking account deposits. The amount of bills and coins held by the public at June 30, 2011 was 5.6% greater in real terms than at June 30, 2010, while the aggregate amount of checking account deposits denominated in pesos at June 30, 2011 was 19.7% greater in real terms than the amount of checking account deposits at June 30, 2010.

At June 30, 2011, financial savings were 10.1% greater in real terms than financial savings at June 30, 2010. Savings generated by Mexican residents were 4.2% greater in real terms and savings generated by non-residents were 79.7% greater in real terms than their respective levels at June 30, 2010.

At August 2, 2011, the monetary base totaled Ps. 642.3 billion, a 7.4% nominal decrease from the level of Ps. 693.4 billion at December 31, 2010, due to lower demand for bills and coins held by the public.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of August 2, 2011, the overnight funding rate remained at 4.50%.

The Securities Market

At August 3, 2011, the Mexican Stock Market Index stood at 34,484.4 points, representing a 10.5% nominal decrease from the level at December 31, 2010.

Banking Supervision and Support

At June 30, 2011, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 59.8 billion, as compared with Ps. 49.7 billion at December 31, 2010. At June 30, 2011, the total loan portfolio of the banking system was 5.1% greater in real terms than the total loan portfolio at December 31, 2010. The past-due loan ratio of commercial banks was 2.7% at June 30, 2011, as compared to a ratio of 2.3% at December 31, 2010. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 108.6 billion at June 30, 2011, as compared to Ps. 99.4 billion at December 31, 2010. As a result, commercial banks had reserves covering 181.5% of their past-due loans at June 30, 2011, exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

During the first six months of 2011, according to preliminary figures, Mexico registered a trade surplus of U.S. $3.3 billion, as compared to a surplus of U.S. $288 million for the same period of 2010. Merchandise exports increased by 21.3% during the first six months of 2011, to U.S. $171.3 billion, as compared to U.S. $141.2 billion for the same period of 2010. During the first six months of 2011, petroleum exports increased by 44.3%, while non-petroleum exports increased by 17.6%, each as compared to the same period of 2010. Exports of manufactured goods, which represented 79.1% of total merchandise exports, increased by 17.1% during the first six months of 2011, as compared with exports of manufactured goods during the same period of 2010.

During the first six months of 2011, according to preliminary figures, total imports increased by 19.2%, to U.S. $167.9 billion, as compared to U.S. $141.0 billion for the same period of 2010. During the first six months of 2011, imports of intermediate goods increased by 17.9%, imports of capital goods increased by 18.8% and imports of consumer goods increased by 26.7%, each as compared to the first six months of 2010.

Balance of International Payments

According to preliminary figures, during the first three months of 2011, Mexico’s current account registered a deficit of 0.1% of GDP, or U.S. $1.4 billion, as compared to a surplus of U.S. $430.2 million in the same period of 2010. The capital account registered a U.S. $15.3 billion surplus in the first three months of 2011, as compared with a U.S. $8.6 billion surplus registered in the same period of 2010. Net foreign investment in Mexico as recorded in the balance of payments totaled U.S. $14.1 billion during the first three months of 2011, as compared to U.S. $9.9 billion during the same period of 2010. Net foreign investment in Mexico was composed of foreign direct investment totaling U.S. $4.8 billion and net foreign portfolio investment in-flows totaling U.S. $9.4 billion during the first three months of 2011, as compared to U.S. $5.2 billion of foreign direct investment and U.S. $4.7 billion of net portfolio investment during the same period of 2010.

At July 29, 2011, Mexico’s international reserves totaled U.S. $134.0 billion, an increase of U.S. $20.4 billion as compared to international reserves at December 31, 2010. At July 29, 2011, the net international assets of Banco de México totaled U.S. $138.5 billion, an increase of U.S. $17.9 billion as compared to net international assets at December 31, 2010.

On February 22, 2010, the Comisión de Cambios (Foreign Exchange Commission) announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options are able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 to August 3, 2011, Banco de México auctioned an aggregate of U.S. $10.8 billion in options through this mechanism, and, as of August 3, 2011, Banco de México had purchased an aggregate of U.S. $8.5 billion from holders upon the exercise of these options.

Exchange Controls and Foreign Exchange Rates

During the first seven months of 2011, the monthly average peso/dollar exchange rate was Ps. 11.8637 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on August 3, 2011 (which took effect on the second business day thereafter) was Ps. 11.8473 = U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures, during the first six months of 2011, the public sector balance registered a deficit of Ps. 125.4 billion in nominal pesos, as compared to a deficit of Ps. 101.7 billion in nominal pesos during the same period of 2010. Excluding physical investments by PEMEX, the public sector balance registered a deficit of Ps. 35.1 billion during the first six months of 2011, as compared to a surplus of Ps. 13.8 billion during the same period of 2010.

In the first six months of 2011, public sector budgetary revenues totaled Ps. 1,523.5 billion in nominal pesos, a 4.6% increase in real terms as compared to the same period of 2010. This increase is mainly explained by an 8.5% increase in oil revenues and a 2.3% increase in non-oil tax revenues, each in real terms as compared to the first six months of 2010.

According to preliminary figures, during the first six months of 2011, crude oil revenues increased by 8.5% in real annual terms as compared to the same period of 2010, primarily as a result of a 34.6% increase in the price of crude oil exports, which was partially offset by a 1.2% decrease in crude oil production. Non-oil tax revenues increased by 2.3% in real terms, mainly due to various fiscal reforms that came into effect during 2010 and overall economic recovery.

According to preliminary figures, during the first half of 2011, net public sector budgetary expenditures increased by 5.3% in real terms as compared to the same period of 2010. During the first half of 2011, public sector financing costs decreased by 0.6% in real terms as compared to the same period of 2010, mainly as a result of the appreciation of the Mexican peso against the U.S. dollar during 2010.

At June 30, 2011, the Oil Revenues Stabilization Fund totaled Ps. 21.3 billion, the Federal Entities Revenue Stabilization Fund totaled Ps. 3.3 billion, the PEMEX Infrastructure Investment Stabilization Fund totaled Ps. 1.3 billion and the Fund to Support Pension Restructuring totaled Ps. 26.4 billion.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at June 30, 2011, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in Regulación Monetaria (regulating liquidity). Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at June 30, 2011, the net internal debt of the Government totaled Ps. 2,941.3 billion, as compared to Ps. 2,808.9 billion outstanding at December 31, 2010. At June 30, 2011, the gross internal debt of the Government totaled Ps. 3,074.6 billion, as compared to Ps. 2,888.3 billion of gross internal debt at December 31, 2010. Of the total gross internal debt of the Government at June 30, 2011, Ps. 295.4 billion represented short-term debt and Ps. 2,779.2 billion represented long-term debt, as compared to Ps. 294.4 billion of short-term debt and Ps. 2,593.9 billion of long-term debt at December 31, 2010. The Government’s financing costs on internal debt totaled Ps. 94.7 billion during the first six months of 2011, an increase of 10.5% as compared to the same period of 2010.

During the first six months of 2011, the average maturity of the Government’s internal debt increased by 0.21 years, from 7.20 years at December 31, 2010 to 7.41 years at June 30, 2011.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Mexican Government(1)

	At December 31,										At June 30,
	2006		2007		2008		2009		2010(2)		2011(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 1,569.9	93.9%	Ps. 1,795.8	94.7%	Ps. 2,021.2	84.2%	Ps. 2,379.3	88.0%	Ps. 2,553.9	88.4%	Ps. 2,724.3	94.3%
Cetes	346.0	20.7	340.5	18.0	357.1	14.9	498.8	18.5	394.0	13.6	399.6	13.8
Floating Rate Bonds	359.6	21.5	325.0	17.1	243.6	10.1	243.5	9.0	183.1	6.3	199.3	6.9
Inflation-Linked Bonds	155.3	9.3	235.3	12.4	334.9	13.9	430.6	15.9	530.1	22.4	571.5	24.1
Fixed Rate Bonds	709.0	42.4	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1,446.8	50.1	1,553.9	53.8
Other	102.9	6.1	100.6	5.3	380.1	15.8	323.4	12.0	334.4	11.6	350.3	12.1

Total Gross Debt	Ps. 1,672.8	100.0%	Ps. 1,896.3	100.0%	Ps. 2,401.3	100.0%	Ps. 2,702.8	100.0%	Ps. 2,888.3	100.0%	Ps. 3,074.6	100.0%

Net Debt
Financial Assets(3)	(125.7)		(107.9)		(68.6)		(231.4)		(78.7)		(133.3)

Total Net Debt	Ps. 1,547.1		Ps. 1,788.3		Ps. 2,332.7		Ps. 2,471.3		Ps. 2,809.5		Ps.2,941.3

Gross Internal Debt/GDP		15.6%		16.1%		19.8%		21.3%		21.1%		n.a.
Net Internal Debt/GDP		14.4%		15.2%		19.2%		19.5%		20.6%		n.a.

Note:	Numbers may not total due to rounding.

n.a. = not available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 537.9 billion at June 30, 2011. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Mexican Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.
Source:	Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at June 30, 2011, outstanding public sector gross external debt totaled U.S. $111.1 billion, as compared to U.S. $110.4 billion at December 31, 2010. Of this amount, U.S. $108.8 billion represented long-term debt and
U.S. $2.3 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at June 30, 2011 represented approximately 31.6% of nominal GDP, 0.6 percentage point higher than at December 31, 2010.

According to preliminary figures, at June 30, 2011, commercial banks held approximately 17.1% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the International Monetary Fund, or IMF) held approximately 22.4%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 60.1%; and other creditors held the remaining 0.4%.

The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Mexican Government, of budget-controlled agencies and of administratively controlled agencies, and a breakdown of such debt by currency.

Summary of External Public Debt(1) By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2005	U.S. $	48,689	U.S. $	6,736	U.S. $	15,464	U.S. $	70,889	U.S. $	786	U.S. $	71,675
2006		39,330		7,046		7,545		53,921		845		54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010(3)		56,168		45,536		6,385		108,089		2,339		110,428
At June 30, 2011(3)		57,743		45,355		5,704		108,802		2,328		111,130

By Currency(4)

	At December 31,										At June 31,
	2006		2007		2008		2009		2010(4)		2011(3)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	50,760	92.7%	44,309	80.0%	47,851	84.0%	77,919	80.9%	90,882	82.3%	91,090	82.0%
Japanese yen	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	6,864	6.2	6,576	5.9
Pounds sterling	91	0.2	1,040	1.9	687	1.2	1,981	2.1	1,920	1.7	1,963	1.8
Swiss francs	175	0.3	423	0.8	410	0.7	716	0.7	953	0.9	1,036	0.9
Others	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	9,809	8.9	10,365	9.4

Total	54,766	100.0%	55,355	100.0%	56,939	100.0%	96,354	100.0%	110,428	100.0%	111,030	100.0%

Note:	Numbers may not total due to rounding.
(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding at June 30, 2011), (b) external borrowings by the public sector after March 31, 2011 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Preliminary.
(4)	Adjusted to reflect the effect of currency swaps.
Source:	Ministry of Finance and Public Credit.

Recent Securities Offerings

On February 17, 2011, Mexico issued U.S. $1,000,000,000 of its 5.125% Global Notes due 2020. On April 12, 2011, Mexico issued U.S. $1,000,000,000 of its 6.05% Global Notes due 2040. Both series of notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program.

Liability Management Transactions

On December 15, 2010, Mexico issued two series of debt exchange warrants; the warrants gave the holders the right, but not the obligation, to tender, on their respective exercise dates, certain outstanding foreign currency-denominated bonds issued by the Government in exchange for peso-denominated bonds to be issued by the Government (“MBonos”). The total amount of new MBonos that would have been issued if all of the warrants had been exercised was approximately U.S. $2.0 billion. The following table shows the details of the debt exchange warrants offering:

Eligible UMS Bonds to be exchanged	Eligible MBonos to be received	Warrant Series	Exercise Date

US Dollars

UMS 7.50% 2012

UMS 6.375% 2013

UMS 5.875% 2014

UMS 5.875% 2014N

UMS 6.625% 2015

UMS 11 3/8% 2016

UMS 5.625% 2017

UMS 8.125% 2019

UMS 5.95% 2019N

UMS 8.00% 2022

UMS 8.30% 2031

UMS 7.50% 2033

UMS 6.75% 2034

Other Currencies UMS EUR 5.375% 2013 UMS ITL 10% 2013 UMS EUR 4.25% 2015 UMS EUR 5.5% 2020 UMS GBP 6.75% 2024	8.0% MBonos due 2020 8.5% MBonos due 2029 8.5% MBonos due 2038	XWA11 XWB11	April 8, 2011* May 4, 2011**

*	The Mexican Government announced on April 4, 2011 that a second exercise date for the Series XWA11 warrants would occur on April 27, 2011.

**	The Mexican Government announced on April 19, 2011 that a second exercise date for the Series XWB11 warrants would occur on May 19, 2011.

Holders of approximately 12% of the Series XWA11 warrants elected to exercise their warrants on either the first or second exercise date for such warrants. As a result of the exercise of the Series XWA11 warrants, Mexico cancelled approximately U.S. $102.6 million or equivalent of outstanding debt denominated in foreign currencies and issued approximately Ps. 1.3 billion of MBonos.

Holders of approximately 31.4% of the Series XWB11 warrants elected to exercise their warrants on either the first or second exercise date for such warrants. As a result of the exercise of the Series XWB11 warrants, Mexico cancelled approximately U.S. $210.2 million and EUR 59.7 million of outstanding debt denominated in such currencies and issued approximately Ps. 3.5 billion of MBonos.